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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For September 11, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---



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                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1. A free English translation of a recent announcement made by the Company in a local newspaper in Chile.


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                    (Free translation of Spanish Original)

                              CHILESAT CORP S.A.
                              A STOCK CORPORATION
              LISTED WITH THE SECURITIES REGISTER UNDER No. 0350

                                    NOTICE

                        SPECIAL SHAREHOLDERS' MEETING

By agreement of the Board of Directors, the shareholders of Chilesat Corp S.A are summoned to attend a Special Shareholders' Meeting to be held on September 24, 2003, at 10:00 am., on Rinconada El Salto street No. 202 in the district of Huechuraba, Santiago, so as to submit the following matters to their consideration:

1. To agree to a capital increase by the Company and to amend the by-laws in the corresponding sections to reflect such capital increase; and

2. To adopt any agreements that are necessary to implement the capital increase and the related amendments to the by-laws and to empower the Board of Directors to adopt such agreements.

The right to attend the Meeting shall be conferred to shareholders who appear inscribed in the Shareholders Registry on the fifth business day prior to the date of the Meeting.

The powers of attorney will be considered on the same date and time set for the Meeting and at its beginning.



                                   GENERAL MANAGER


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                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  September 11, 2003